INVEST IN **ARO LUCHA ANIMATION & ENTERTAINMENT**

Industry Titans Creating Animation & Entertainment...Join Us





arolucha.com Franklin TN

Technology | Entertainment | Advertising | Crowdfunding | Media

LEAD INVESTOR

Tom Bancroft Tom Bancroft, CEO, Pencilish Animation Studios

I've been in the animation industry for over 30 years, working with or leading teams for Disney, Dreamworks, and Warner Brothers and this Aro Luche concept is as good or better than many of those projects. We already know that Animation is a trillion dollar industry but adding in the underserved Latinx buying power makes this project a no-brainer! This crew is starting right- researching- and involving - POC in the Hispanic community to make a show that will be fun, cross-cultural and merchandisable.

Invested $1,000 this round

Highlights

1. Partners, StarLight Runner, Helped Build Worlds For Avatar, Spiderman, Men in Black, &

Highlights

1. Partners, StarLight Runner, Helped Build Worlds For Avatar, Spiderman, Men in Black, & Transformers
2. Animation Partners, Pencilish Animation Studios, are former Disney Alumni with Strong Team and Board
3. Pencilish Founders and Team have worked on projects that have grossed OVER $3 BILLION Worldwide
4. Pencilish Team and Advisory Board from Disney, Sony Pictures, and Warner Brothers
5. $1.9 TRILLION BUYING POWER from Hispanic and Latino Buyers in 2020 and growing!!!
6. 50% Of The US Population GROWTH has come from the Latino and Hispanic Market.
7. Global Animation is a $259+ BILLION Market Opportunity and We Want In!
8. Disney Just Released Encanto with an ALL SPANISH Release alongside the English Release.

8. Disney Just Released Encanto with an ALL SPANISH Release alongside the English Release.

Our Team



Jeff Gomez Animated Series Producer

CEO of Starlight Runner, Jeff has worked on some of the world's most successful blockbuster entertainment franchises, including Spider-Man, Magic: The Gathering, and the global relaunch of Ultraman.

We are passionate about ethical kids and family entertainment and we LOVE the Hispanic and Latino Community. We believe they are a growing part of the US population. Lucha Libre has a storied tradition and place in the hearts of that community, we have personally witnessed events with 3 generations attending, adults, children and grand parents.



Tom Bancroft Head of Animation for Arolucha's Animated Series

Disney Animation Vet, has created characters in some of the most popular and profitable animated films of all time, including The Lion King, Pocahontas, and Mulan. He has also created animation on 10 Feature Films and directed 8 TV episodes



Mark Pensavalle Animated Series Producer

EVP of Starlight Runner Mark worked on the world's largest and most lucrative entertainment franchises and consumer brands from Disney's Pirates of the Caribbean to James Cameron's Avatar to Microsoft's Halo.



Jason Brown Board Member



Jason Brown Board Member

Advisory Board Member for Pencilish Animation Studios, Movie Producer, and Community Builder. Assisted in Producing Over 300 Hours of Network Television in the Professional Wrestling Space.



Kathy Campbell Co-Capital Consultant

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.



Bill Campbell Co-Capital Consultant

Owned several automotive and technology businesses. Mergers and Acquisitions experience. Part-time.



Melissa Preisler 3rd Party Accountant - Vita Financial Services

Worked at The Walt Disney Company for 14 years, Responsible for financial operations including assisting management with formulation of business strategy, implementation of cost reduction and profit maximizing business practices.



Ron Harris President

As an Arolucha Co-Founder, Ron brings a wealth of knowledge in the professional sports and entertainment arena. He worked for Vince McMahon at WWE for over 10 years as talent and then moving into production for Impact Wrestling as head of production



Steele Filipek Animated Series Producer

Steele is an award-winning writer of screenplays, comic books, video games, and literature. As Executive Editor at Starlight Runner Entertainment, he has worked on such properties as Teenage Mutant Ninja Turtles, Transformers and Spider-Man.

What Do You Get When You Combine The Team That Built Worlds for Avatar, Transformers, Spider Man, Men In Black, and more and Top Disney Animators? This Project

All Stars of Stories, Movies and Animation



These projects might ring a bell? Avatar, Spider Man, Men In Black, Lucha Underground, Transformers, Magic the Gathering...These are all projects that Jeff Gomez and Mark Pensavalle of StarLight Runner touched and worked on. Starlight Runner specializes in the expansion of entertainment properties into highly successful, multi-platform communications and international campaigns. What does this mean? It means that people like DISNEY and other TOP STUDIOS hire these guys to build and develop story worlds for films, TV shows, videogames, toys, books, comics, apps, virtual reality projects, and theme park attractions. When Forbes covers your proprietary story world model, link here: **Forbes Article**, then you may be doing something right...AND They Can Be Your Partners.



Did We Mention Our Animation Team...Former Disney, Sony, and Warner Brothers?




The Bancroft BROS.

Pencilish Animation Studios, led by Tom Bancroft, is made up of former Disney, Sony Pictures, and Warner Brothers Legends. Tom Bancroft has worked on some of the most popular and profitable animated features of all time including The Lion King, Pocahontas, and Mulan. He has directed 10 Feature Films and 8 TV Series. Steve McBeth who sits on the Advisory Board of Pencilish was a Fortune 100 executive with 25 years of leadership experience at The Walt Disney Company & WellPoint. He was the Founding President at Disney Interactive Worldwide & had operating responsibility for the Consumer Products Division in North America. We're partnering them with StarLight Runner to Animate the Project, You Heard that Right!

Here is Tom's Animation Reel!


Tom Bancroft Animation Reel
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Watch on YouTube

THE VISION!

What is AroLucha? Imagine a Global Target Audience with a Domestic Buying Power of $1.9 Trillion Dollars, who have made up approximately 50% of the recent US Population Growth according to a recent report by Nielsen. The Latino and Hispanic Community abroad, but more importantly inside the United States, is one of the most coveted target audiences on the planet. Disney could think so too, they just released an ALL SPANISH version of Encanto, their latest hit movie, targeting that audience. If Disney has this audience in its sites, then we feel like we may be on to something! Back to the question, What is AroLucha - it's a latino and hispanic entertainment company that will produce animated content for that audience and then monetize that Intellectual Property through Lucha Libre live events. Imagine a kid seeing his favorite animated star in real life, wrestling the bad guy as he sits in the stands sipping a coke and eating a churro. The Vision is That Good and it's That Big.

WE PRESENT.....FIRST LOOKS AT THE NEW ANIMATED SERIES!!!

The NEW, Animated AroLucha series developed by StarLight Runner and Animated by Pencilish Animation Studios!

Early concept art:


ROUGH CONCEPTS
FUERZA BRUTA
"EL TEMPISTITO"
ANNE MARTIN ("LA ARAÑA")
MICHAEL ORTEGA ("FURIOSUS")
BRODY DeLEON ("SEÑOR VOLCANO")
CATALINA GIL ("DESDEMONIA")
YEO KIM ("THE ENIGMA")
Copyright 2021 Pencilish Animation Studios, Inc.

This series features brand new, exclusive intellectual property and characters owned by Arolucha, Inc and our strategic partners. Imagine Karate Kid and Cobra Kai meet the Super-Heros from the Marvel Universe! There are characters that adults will love and kid's will look up to!!!

HOW WE INTEND MAKE MONEY WITH IT

There are multiple potential revenue streams in our model, but **THE**

REAL MONEY in animation comes from all the ancillary licensing and merchandising deals that can be made in areas like publishing, video games, merchandising, and more from our Characters and Intellectual Property that WE OWN...Together with YOU!!!

On top of that, Arolucha has experience in Live Television and Live Event Production, but what does that mean to you? It means, remember in the video when Jeff Gomez talked about *blasting it across multiple formats and channels*, that's our plan. We're going to take this IP and blast it through a few different worlds!

IMAGINE HAVING THE HOTTEST ANIMATION SERIES BUT THEN YOU THROW GAS ON IT....

- **Potential Live Action Events Featuring Those Characters (Ticketing, Merchandising Revenue)**

- **Potential Live Action Television Series, think WWE RAW (TV Licensing, Sponsorship Revenue)**

- **Potential METAVERSE with Interactive Lucha Characters...a place where kids can put on their VR Headsets and Become the Characters!!!**

- **Exclusive NFT's of Characters and Avatars...Imagine Owning the First Pencil Sketch of Mickey Mouse...but digitally and one of a kind!!!**

- **Merchandise from the Characters...T-Shirts, Plush Dolls, Toys, Board Games, Masks, and More!!!**

The above section includes projections that are not guaranteed.

See the chart below, note how much of the profits come from the franchises' merchandising (yellow).



INVEST NOW!

We've Heard It Said That People Don't Invest In Companies, They Invest In People. We'll Put THIS TEAM Up Against Anyone. We Believe...We have the Team, The Plan, The IP, and the Ability to Execute.....ALL WE NEED IS YOU.

INVEST NOW!!!